EXHIBIT 12

TRANSAMERICA FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)

	Nine months ended September 30,
	2002	2001

Fixed charges:
Interest and debt expense	$198.0	$361.5
One-third of rental expense	17.9	18.8

	$215.9	$380.3

Earnings:
Income from continuing operations
before income taxes	$145.1	$85.5
Fixed charges	215.9	380.3

	$361.0	$465.8

Ratio of earnings to fixed charges	1.67	1.23

           The ratios were computed by dividing income from continuing operations before income taxes and fixed charges, by fixed charges. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.